August 26, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Mail Stop 4628

Washington, DC 20549

Attention:	Ethan Horowitz, Branch Chief

Kimberly L. Calder, Assistant Chief Accountant

Diane Fritz, Staff Accountant

Via EDGAR

Re:	Enbridge Energy Partners, L.P.

Form 10-K for Fiscal Year Ended December 31, 2015

Filed February 17, 2016

Form 10-Q for Fiscal Quarter Ended June 30, 2016

Filed July 29, 2016

File No. 1-10934

Dear Ladies and Gentlemen:

We write this letter on behalf of Enbridge Energy Partners, L.P., or the Partnership, to respond to the comment letter received from the staff on August 15, 2016, relating to the above-referenced Annual Report on Form 10-K (the “Form 10-K”) and Quarterly Report on Form 10-Q (the “Form 10-Q”). We have responded to each comment by number. For the convenience of the staff, we have repeated the comments immediately preceding the applicable responses.

Form 10-K for Fiscal Year Ended December 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

United States Securities and Exchange Commission

August 26, 2016

Summary of Obligations and Commitments, page 78

1.	We note that as of December 31, 2015 you had current maturities of long-term debt of $300 million and long-term debt of $7,770 million. Please include long-term debt in your tabular disclosure of your contractual obligations. Refer to Item 303(A)(5) of Regulation S-K.

The Partnership will include long-term debt, including cash payments for interest, in our tabular disclosure of our contractual obligations in future filings. The table below highlights our proposed additional disclosures (prior year amounts were used for illustration purposes):

Summary of Obligations and Commitments

The following table summarizes the principal amount of our obligations and commitments at December 31, 2015:

	2016	2017	2018	2019	2020	Thereafter	Total
	(in millions)
Scheduled maturities of debt obligations	$300.0	$826.1	$990.0	$575.0	$1,610.0	$3,775.0	$8,076.1
Estimated cash payments for interest (1)	383.2	363.2	318.0	273.4	233.0	2,645.4	4,216.2
Purchase commitments (2)	697.4	-	-	-	-	-	697.4
Power commitments (3)	20.2	20.2	20.1	19.7	17.7	132.1	230.0
Operating leases	19.3	16.7	14.8	14.2	14.0	58.9	137.9
Right-of-way	2.0	1.7	1.7	1.7	1.5	34.5	43.1
Product purchase obligations (4)	44.2	15.4	24.8	25.5	26.5	85.9	222.3
Transportation/Service contract obligations (5)	56.1	112.9	125.2	129.2	125.5	338.7	887.6
Fractionation agreement obligations (6)	75.1	74.8	74.8	74.8	75.1	156.1	530.7
Total	$1,597.5	$1,431.0	$1,569.4	$1,113.5	$2,103.3	$7,226.6	$15,041.3

(1)	Estimated cash payments for interest exclude adjustments for derivative agreements and cash payments for interest on variable-rate debt. Although we have short-term borrowings under our Credit Facilities and commercial paper program, we borrow and repay at varying amounts and interest rates. For more information on our debt obligations, refer to Item 8, Financial Statements and Supplementary Data, Note 10, Debt.
(2)	Represents commitments to purchase materials, primarily pipe from third-party suppliers in connection with our growth projects.
(3)	Represents commitments to purchase power in connection with our Liquids segment. We included certain power commitments with obligations that are dependent on variable components. For these commitments, we only included the determinable portion of our commitment based on the contracted usage requirement and the current applicable contract rate.
(4)	Represents long-term product purchase obligations with several third-party suppliers to acquire natural gas and NGLs at the approximate market value at the time of delivery.
(5)	Represents the minimum payment amounts for contracts for firm transportation and storage capacity we have reserved on third-party pipelines and storage facilities.
(6)	Represents the minimum payment amounts from contracts for firm fractionation of our NGL supply that we reserve at third party fractionation facilities.

Form 10-Q for Fiscal Quarter Ended June 30, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

Capital Resources, page 52

United States Securities and Exchange Commission

August 26, 2016

2.	We note that Midcoast Energy Partners, L.P. was in compliance with the terms of their financial covenants in the Credit Agreement and Purchase Agreement as of December 31, 2015 and June 30, 2016. You disclose that due to the low commodity price environment, it is possible that the total leverage ratio financial covenant may not be met at some point during 2016 without further action. Please revise your disclosure to explain the reasonably likely impact of any breach on your financial condition or operating performance and identify any alternate sources of funding. Refer to Item 303(a)(1) of Regulation S-K and, for further guidance, section IV.C. of SEC Release No. 33-8350.

The results of operations of Midcoast Energy Partners, L.P. (“MEP”) are consolidated into the Partnership’s financial statements. The Partnership, however, does not guarantee the debt under the MEP Credit Agreement or the Purchase Agreement or otherwise have a financial obligation to pay the outstanding amounts under such agreements if MEP is unable to do so.

Further, MEP’s debt is not included as indebtedness in the calculations for compliance with the Partnership’s financial covenants under the Partnership’s credit facilities. Also, a default under the MEP Credit Agreement and Purchase Agreement does not result in a cross-default under the Partnership’s credit facilities. As discussed in the risk factor on p. 38 of the Form 10-K, however, during the continuance of an event of default under the MEP Credit Agreement, (i) neither MEP nor Midcoast Operating, L.P. (“Midcoast Operating”), the co-borrower under the MEP Credit Agreement, would be able to make distributions to the Partnership, and (ii) pursuant to the subordination agreements between us and the lenders and noteholders under the Credit Agreement and Purchase Agreement, Midcoast Operating’s ability to repay obligations under the financial support arrangement between the Partnership and Midcoast Operating would be subordinated. The inability of MEP or Midcoast Operating to make distributions, or of Midcoast Operating to repay its indebtedness to the Partnership, could reduce the Partnership’s cash flows and affect its results of operations. The Partnership received $132.5 million and $66.6 million in distributions from MEP and Midcoast Operating for the year ended December 31, 2015 and the six months ended June 30, 2016, respectively.

Unless facts and circumstances change prior to the applicable Quarterly Report on Form 10-Q or Annual Report on Form 10-K, in future filings, the Partnership plans to expand the disclosure in the Capital Resources and Liquidity section of Management’s Discussion and Analysis similar to the paragraph below to incorporate the information from the risk factor and allow investors to more easily understand the impact to the Partnership of MEP’s potential covenant default. June 30, 2016 is used for illustrative purposes.

“At June 30, 2016, MEP was in compliance with the terms of its financial covenants in the MEP Credit Agreement. Due to the low commodity price environment and the potential implications on MEP’s results of operations, it is possible that MEP may not be able to meet the total leverage ratio financial covenant at some point during 2016 without further action on its part. If this were to occur, MEP would seek a waiver from its lenders, seek additional capital contributions, pursue refinancing of the amounts outstanding under the MEP Credit Agreement or seek to take other action to prevent a default under the MEP Credit Agreement, although there is no assurance that MEP could obtain any such necessary preventative actions. Failure to comply with one or both of the financial covenants may result in the occurrence of an event of default under the MEP Credit Agreement, which would result in a cross-default under the note purchase agreement relating to MEP’s senior notes. If an event of default were to occur, the lenders could, among other things, terminate their commitments under the Credit Agreement, demand immediate payment of all amounts borrowed by MEP and Midcoast Operating, trigger the springing liens, and require adequate security or collateral for all outstanding letters of credit outstanding under the facility. In addition, MEP and Midcoast Operating are restricted under the MEP Credit Agreement from making distributions to us in certain circumstances involving certain defaults under that agreement or any event of default under that agreement. Furthermore, a default under the MEP Credit Agreement or Purchase Agreement would limit our ability to receive payment of amounts that may be owed to us under the Financial Support Agreement. Any inability of MEP or Midcoast Operating to make distributions, or of Midcoast Operating to repay its indebtedness to us, could reduce our cash flows and affect our results of operations. See Item 1A. Risk Factors -- Risks Related to Our Business in our Annual Report on Form 10-K for fiscal year ended December 31, 2015. In addition, as discussed above under Future Prospects for Natural Gas, as part of an evaluation of opportunities to strengthen our natural gas business in light of the low commodity price environment, we are exploring and evaluating a broad range of strategic alternatives for our investments in each of MEP and Midcoast Operating.”

* * * *

United States Securities and Exchange Commission

August 26, 2016

In connection with the Partnership’s response to the comments of the staff set forth in this letter, the Partnership has made certain acknowledgments by separate letter.

If any member of the staff has questions regarding the foregoing, please contact Laura J. McMahon of this firm at 713-646-1301.

Sincerely,

/s/ Baker & Hostetler LLP

Baker & Hostetler LLP

cc:	C. Gregory Harper

Mark A. Maki

Stephen J. Neyland

Noor Kaissi